UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant’s name into English)

Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux Cedex France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

On June 26, 2015, Flamel Technologies, S.A., held a Combined Meeting of its Shareholders. The voting results for each resolution presented at the meeting are listed below:

Resolution	Voting Results
1. Approval of Statutory Accounts for year ended December 31, 2014	For: 38,678,920 Against: 819,843
2. Allocation of results for year ended December 31, 2014	For: 38,666,413 Against: 832,350

3. Election of Directors: • Michael S. Anderson • Guillaume Cerrutti • Francis J.T. Fildes • Craig Stapleton • Christophe Navarre • Ben C. Van Assche

For: 38,408,943

Against: 1,089,820

For: 32,960,571

Against: 6,538,192

For: 33,261,566

Against: 6,237,197

For: 33,341,649

Against: 6,157,114

For: 32,977,948

Against: 6,520,815

For: 32,960,321

Against: 6,538,442

4. Approval of Remuneration of Directors’ in the Aggregate Amount of EUR 325,000	For: 38,615,073 Against: 883,690
5. Approval of Auditors’ Special Report on Related-Party Transactions Regarding Ongoing Transactions	For: 31,041,586 Against: 8,457,177
6. Authorization for Allocation of 250,000 Shares for Use in Restricted Stock Plans	For: 31,952,355 Against: 7,546,408

7. Authorization for Issuance of up to 350,000 Stock Warrants to Non-Employee Directors	For: 30,919,869 Against: 8,578,894
8. Eliminate Preemptive Rights Pursuant to Item 7 Above in Favor of Chairman and Non-Executive Directors	For: 30,876,668 Against: 8,622,095

9. Authorize Capital Issuances for Use in Employee Stock Purchase Plans	For: 6,935,266 Against: 32,563,497
10. Eliminate Preemptive Rights Pursuant to Item No. 9 Above in Favor of Employees	For: 7,007,520 Against: 32,491,243

11. Authorization for Issuance of up to 2,000,000 Shares Reserved for Specific Beneficiaries, up to Aggregate Nominal Amount of EUR 243,920	For: 31,566,201 Against: 7,932,562
12. Elimination of Preemptive Rights Pursuant to Item No. 11 Above in Favor of Specific Beneficiaries 13. Power for formalities	For: 31,804,654 Against: 7,694.109 For: 38,655,645 Against: 843.118

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 22, 2015	FLAMEL TECHNOLOGIES, S.A.

	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer